I, Tim Tight, certify that:

(1) the financial statements of Katch Entertainment Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of Katch Entertainment Inc. included in this Form reflects accurately the information reported on the tax return for Katch Entertainment Inc. filed for the fiscal year ended 12/31/2020.

Signature

Tim Tight

Tim Tight
CFO

05/27/2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.